[redacted]

SECURITIES A
Was

11018428

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 37614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ASSET ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY, NEW YORK 11771
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC STOLTZ (516) 222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNODL G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

OATH OR AFFIRMATION

I, MICHAEL BARNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ASSET ADVISORS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TARA A. BZEZINSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BZ6124377
Qualified in Nassau County
My Commission Expires March 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying statement of financial condition of Capital Asset Advisors, Inc. as of December 31, 2010, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 20, 2011

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash		$ 22,267
Receivables from brokers and dealers:		
Commissions receivable		28,098
Other receivables		84,375
Prepaid expenses		360
Total assets		**$135,100**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 17,836
Total liabilities		**17,836**
STOCKHOLDER'S EQUITY:		
Common stock, no par value: authorized 200 shares; outstanding 200 shares.	$ 200	
Additional paid-in capital	64,300	
Retained earnings	52,764	
Total stockholder's equity		**117,264**
Total liabilities and stockholder's equity		**$135,100**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. **Summary of significant accounting policies:**
   Income taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

2. **The following supplementary information is submitted**:
   Exemption from Rule 15c-3-3 is claimed under (K) (2) (i):

   All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

3. **Net capital requirements:**

   As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $32,529, which was $27,529 in excess of its required net capital of $5,000. The Company's net capital ratio was .548 to 1 at December 31, 2010.

CAPITAL ASSET ADVISORS, INC.

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Stockholder of:
Capital Asset Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC")* for the year ended December 31, 2010, which were agreed to by Capital Asset Advisors Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2010, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2010;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7T* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2011

Arnold G. Greene

Capital Asset Advisors, Inc.
Schedule of Assessment and Payments
For the year ended December 31, 2010

Total Revenues			**$ 347,487**
Less: Clearing fees			(42,710)
SIPC Net operating Revenue			**304,777**
SIPC General Assessment at .0025			**762**
Less: Payments	June 28 2010	(419)	
	February 22, 2011	(336)	(755)
Assessment Balance Due	(Paid February 25, 2011)		**$ 7**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT